UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for August 2017

Total passenger traffic up 10.0% YoY in Mexico and 5.2% in San Juan

Mexico City, September 5, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for August 2017 increased by 8.9% when compared to August 2016. Passenger traffic rose 10.0% in Mexico, and 5.2% in San Juan.

This announcement reflects comparisons between August 1 through August 31, 2017 and 2016. Accumulated figures reflect comparisons between January 1 and August 31, 2017 and 2016. Transit and general aviation passengers are excluded for Mexico.

Passenger Traffic Summary
	August		% Chg	Year to Date		% Chg
	2016	2017		2016	2017
Mexico	2,484,483	2,732,939	10.0	19,427,920	21,521,700	10.8
Domestic Traffic	1,257,839	1,383,014	10.0	8,465,840	9,558,771	12.9
International Traffic	1,226,644	1,349,925	10.1	10,962,080	11,962,929	9.1
San Juan, Puerto Rico	766,586	806,459	5.2	6,391,679	6,528,905	2.1
Domestic Traffic	661,831	708,060	7.0	5,600,768	5,709,695	1.9
International Traffic	104,755	98,399	(6.1)	790,911	819,210	3.6
Total Traffic	3,251,069	3,539,398	8.9	25,819,599	28,050,605	8.6
Domestic Traffic	1,919,670	2,091,074	8.9	14,066,608	15,268,466	8.5
International Traffic	1,331,399	1,448,324	8.8	11,752,991	12,782,139	8.8

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Mexico Passenger Traffic
		August		% Chg	Year to Date		% Chg
		2016	2017		2016	2017
Domestic Traffic		1,257,839	1,383,014	10.0	8,465,840	9,558,771	12.9
CUN	Cancun	716,270	801,225	11.9	4,485,966	5,236,547	16.7
CZM	Cozumel	14,319	15,254	6.5	92,917	88,268	(5.0)
HUX	Huatulco	43,179	60,758	40.7	362,133	438,121	21.0
MID	Merida	158,224	164,618	4.0	1,138,158	1,270,989	11.7
MTT	Minatitlan	19,077	17,729	(7.1)	151,397	135,697	(10.4)
OAX	Oaxaca	59,224	74,476	25.8	454,446	506,977	11.6
TAP	Tapachula	24,375	21,176	(13.1)	189,798	186,542	(1.7)
VER	Veracruz	117,635	120,814	2.7	820,333	865,941	5.6
VSA	Villahermosa	105,536	106,964	1.4	770,692	829,689	7.7
International Traffic		1,226,644	1,349,925	10.1	10,962,080	11,962,929	9.1
CUN	Cancun	1,163,267	1,281,316	10.1	10,311,887	11,267,814	9.3
CZM	Cozumel	27,420	25,786	(6.0)	310,070	317,036	2.2
HUX	Huatulco	1,334	1,689	26.6	89,456	101,906	13.9
MID	Merida	16,367	19,772	20.8	111,171	135,400	21.8
MTT	Minatitlan	782	720	(7.9)	8,807	4,843	(45.0)
OAX	Oaxaca	5,954	9,170	54.0	41,233	51,923	25.9
TAP	Tapachula	1,075	1,391	29.4	7,648	9,980	30.5
VER	Veracruz	6,828	6,540	(4.2)	51,287	47,175	(8.0)
VSA	Villahermosa	3,617	3,541	(2.1)	30,521	26,852	(12.0)
Traffic Total Mexico		2,484,483	2,732,939	10.0	19,427,920	21,521,700	10.8
CUN	Cancun	1,879,537	2,082,541	10.8	14,797,853	16,504,361	11.5
CZM	Cozumel	41,739	41,040	(1.7)	402,987	405,304	0.6
HUX	Huatulco	44,513	62,447	40.3	451,589	540,027	19.6
MID	Merida	174,591	184,390	5.6	1,249,329	1,406,389	12.6
MTT	Minatitlan	19,859	18,449	(7.1)	160,204	140,540	(12.3)
OAX	Oaxaca	65,178	83,646	28.3	495,679	558,900	12.8
TAP	Tapachula	25,450	22,567	(11.3)	197,446	196,522	(0.5)
VER	Veracruz	124,463	127,354	2.3	871,620	913,116	4.8
VSA	Villahermosa	109,153	110,505	1.2	801,213	856,541	6.9

US Passenger Traffic, San Juan Airport (LMM)
		August		% Chg	Year to Date		% Chg
		2016	2017		2016	2017
SJU Total		766,586	806,459	5.2	6,391,679	6,528,905	2.1
Domestic Traffic		661,831	708,060	7.0	5,600,768	5,709,695	1.9
International Traffic		104,755	98,399	(6.1)	790,911	819,210	3.6

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

- END -

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: September 5, 2017